PRESS RELEASE

Globex Mining Enterprises Inc.

Ref.: File no. 82-4025

GLOBEX

"At Home in North America"

18,978,074 shares issued and outstanding

RECEIVED

2009 JUL 20 A 6:03

July 9, 2009

09046607

GLOBEX - FLOW-THROUGH FINANCING

SUPPL

Rouyn-Noranda, Québec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to announce that it has completed the first closing of a private placement by issuing an aggregate of 640,000 "flow-through" common shares at a price of $1.15 per share to "accredited investors", for gross proceeds to Globex of $736,000.

Globex expects to complete the final closing of its $1 million private placement on or before August 3, 2009.

In connection with the first closing of the private placement, Globex paid a cash commission to Citadel Securities Inc. of Halifax, Nova Scotia of $23,000, representing 4% of the gross proceeds raised in the private placement through Citadel Securities Inc.

The net proceeds from the private placement will be used for exploration on Globex's properties in Québec and Ontario. Under applicable securities legislation and the policies of the Toronto Stock Exchange, all of the common shares issued by Globex at the closing are subject to a hold period expiring on November 10, 2009.

Jack Stoch and Dianne Stoch, Officers and Directors of the Company, subscribed for 50,000 shares costing $57,500. In addition, Dianne Stoch has purchased 5,000 shares in the market over the previous week.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

JLW 7/21

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com